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The Intero team provides a high level overview of the Issuer's business plan. Krystal Criag, Ian Thurwachter, and McVay Bennett introduce their experiences and share their vision for Intero Ristorante. The team also show the projected restaurant space. Preston ends the video by inviting the investors to consider participating in this offering.